December 13, 2018

Moses Campbell
President and Chief Executive Officer
MARY JANE'S VAPE & SMOKE SHOP, INC.
302 West Victory Drive
Savannah GA 31405

       Re: MARY JANE'S VAPE & SMOKE SHOP, INC.
           Amendment 2 to Registration Statement on Form S-1
           Filed December 6, 2018
           File No. 333-227270

Dear Mr. Campbell:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 6, 2018 letter.

Amendment 2 to Registration Statement on Form S-1

Dilution, page 26

1. Please revise your narrative discussion of historical net tangible book value of common stock as of September 30, 2018 to coincide with the most recent balance sheet on page F-2 in your preliminary prospectus. In that regard, similar revisions should be made to the pro forma net tangible book value of common stock as of September 30, 2018 assuming 100%
       of common shares are sold in the offering. Lastly, please update the heading of the first line item in the table on page 27 to read 9/30/2018 rather than 6/30/2018.
 Moses Campbell
FirstName LastNameMoses Campbell
MARY JANE'S VAPE & SMOKE SHOP, INC.
Comapany13, 2018
December NameMARY JANE'S VAPE & SMOKE SHOP, INC.
December 13, 2018 Page 2
Page 2
FirstName LastName
Management's Discussion of Financial Condition and Results of Operations Results of Operations for the Year Ended December 31, 2017 and Nine Months Ended
September 30, 2018 and 2017, page 37

2. We reviewed the revisions to your disclosure in response to comment 4, that you expanded your MD&A discussion with respect to cost of revenues, among other things. It appears that you still have not addressed the reasons for the decrease in cost of revenues for the nine months ended September 30, 2018 as compared to the previous period. We note that in your discussion and analysis of revenue that you state you closed two stores and added new product lines during the nine months ended September 30, 2018. To the extent these factors also contributed to the change in cost of revenues, please expand your cost of revenues discussion and analysis to describe these factors or any others that contributed to the decrease in cost of revenues for the nine months ended September 30,
         2018 as compared to the same period in 2017 to enhance investor understanding of your results of operations. Refer to Item 303(a)(3) of Regulation S-K.
Note 1 - Summary of Signifcant Accounting Policies
Going Concern, page F-6

3. It appears that your accumulated deficit is $471,562 rather than $480,587 as of September
         30, 2018. Please revise or advise.
Notes to the Financial Statements
Note 5 - Income Taxes, page F-10

4. We note the company has not established a valuation allowance for the deferred tax assets as it appears you believe it is more-likely-than-not that the amount of deferred tax assets recorded on the balance sheet at September 30, 2018 will be realized. In light of your cumulative losses incurred in fiscal year 2017 and for the nine months ended
         September 30, 2018, and the uncertainty related to your financial viability as described under liquidity on page 37, please explain to us the basis for your conclusion that a valuation allowance is not necessary. Please describe your assessment of the positive and negative evidence you considered to overcome the determination that a valuation allowance is unnecessary. Refer to ASC 740-10-30-16 through 30-23.


5. We note your disclosure that you recognized provisional amounts pertaining to the Tax
         Cuts and Jobs Act. Please tell us and disclose the provisional amounts recognized in relation to the Tax Cuts and Jobs Act, and explain to us how these provisional amounts are reflected in the financial statements for the periods presented. We may have further comment.
6. Please disclose the nature of the current and long-term deferred tax assets presented in the table on page F-10. In doing so, please reconcile the current deferred tax assets of
 Moses Campbell
MARY JANE'S VAPE & SMOKE SHOP, INC.
December 13, 2018
Page 3
         $9,688 presented in the table at September 30, 2018 to the current deferred tax assets of
         $15,887 presented in the balance sheet on page F-2 for the same period.
7. Please disclose the amounts and expiration dates of operating losses, as previously requested. Refer to ASC 740-10-50-3. Please also disclose any recognized deferred taxes and/or valuation allowance associated with the operating losses at September 30, 2018.
       You may contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562 or James
Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff
Attorney, at (202) 551-3342 or Jennifer L pez, Staff Attorney, at (202) 551-3792 with any other questions.



FirstName LastNameMoses Campbell           Sincerely,
Comapany NameMARY JANE'S VAPE & SMOKE SHOP, INC.
                                           Division of Corporation Finance
December 13, 2018 Page 3                   Office of Consumer Products
FirstName LastName